UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               KOGER EQUITY, INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500228101
                                 --------------
                                 (CUSIP Number)

                               Louis Vitali, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                             New York New York 10022
                                 (212) 872-1000
                -------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 64 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D
CUSIP No. 500228101                                           Page 2 of 64 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  Apollo Real Estate Investment Fund II, L.P.

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              5,733,772
        Beneficially          8         Shared Voting Power
          Owned By                                 0
            Each              9         Sole Dispositive Power
         Reporting                             5,733,772
           Person             10        Shared Dispositive Power
            With                                    0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,733,772

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13   Percent of Class Represented By Amount in Row (11)

                                    21.38%

14   Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 500228101                                           Page 3 of 64 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  Apollo Real Estate Advisors II, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [_]
                                                      b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              5,733,772
        Beneficially          8         Shared Voting Power
          Owned By                                   0
            Each              9         Sole Dispositive Power
         Reporting                             5,733,772
           Person             10        Shared Dispositive Power
            With                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,733,772

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13   Percent of Class Represented By Amount in Row (11)

                                    21.38%

14   Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 500228101                                           Page 4 of 64 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  AREIF II Realty Trust, Inc.

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                  Maryland

         Number of            7          Sole Voting Power
           Shares                              5,733,772
        Beneficially          8         Shared Voting Power
          Owned By                                   0
            Each              9         Sole Dispositive Power
         Reporting                             5,733,772
           Person             10        Shared Dispositive Power
            With                                     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,733,772

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [_]

13   Percent of Class Represented By Amount in Row (11)

                                    21.38%

14   Type of Reporting Person (See Instructions)

                  CO

                                                              Page 5 of 64 Pages


          This  Amendment  No. 8 on  Schedule  13D  amends and  supplements  the
Schedule 13D, dated June 25, 1996; as amended by Amendment No. 1, dated August 15, 1996; Amendment No. 2, dated October 10, 1996; Amendment No. 3, dated October 31, 1996; Amendment No. 4, dated March 26, 1997; Amendment No. 5, dated April 28, 1997; Amendment No. 6, dated December 17, 1997; and Amendment No. 7, dated December 17, 1997 (collectively, the "Initial Statement") filed by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), Apollo Real Estate Advisors II, L.P. ("AREA II") and AREIF II Realty Trust, Inc. ("Realty Trust"). AREIF II, AREA II and Realty Trust are sometimes collectively referred to herein as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1.   Security and Issuer.

          This statement relates to shares of common stock common stock, $.01 par value per share (the "Common Stock"), of Koger Equity, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 433 Plaza Real, Suite 335, Boca Raton, Florida 33432.

Item 3.   Source and Amount of Funds or Other Consideration.

          The first paragraph of Item 3 is hereby amended and supplemented to add the following:

          Since the date of the last filing by the Reporting Persons on Schedule 13D, Realty Trust acquired an additional 173,877 shares of Common Stock pursuant to the Company's dividend reinvestment plan. The source of funds used to acquire beneficial ownership of such shares of Common Stock was reinvestment of the Company's dividends received by Realty Trust.

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

          (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 5,733,772 shares of the Common Stock, which constitutes approximately 21.38% of the Common Stock outstanding.*

          Realty Trust owns, directly, 5,733,772 shares of Common Stock, as to which it has sole voting and dispositive power. AREIF II owns indirectly (through Realty Trust), 5,733,772 shares of Common Stock, as to which it has sole voting and dispositive power. AREA II, the managing general partner of AREIF II, is deemed to beneficially own and to have sole voting and dispositive power over such 5,733,772 shares of Common Stock.

          Paragraph (c) of Item 5 is hereby amended to include the following:

          (c) Except as described in Item 6 below, there have been no transactions effected with respect to the shares of Common Stock since June 28, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

          * All calculations of beneficial ownership in this Schedule 13D are based on there being 26,815,649 shares of Common Stock outstanding as of July 31, 2001, as disclosed in the Company's Quarterly Report of Form 10-Q for the period ended June 30, 2001.

                                                              Page 6 of 64 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          This Item 6 is hereby supplementally amended to include the following:

          On August 23, 2001, Realty Trust entered into a Purchase and Sale Agreement (the "Agreement") with the Company, pursuant to which Realty Trust agreed to purchase from the Company and the Company agreed to sell to Realty Trust, on the terms and conditions set forth in the Agreement (the "Sale"), a portfolio of suburban office parks, consisting of 75 office buildings, and one retail center consisting of seven buildings (collectively, the "Property"), located in Alabama, Texas, North Carolina and South Carolina, for a purchase price of (a) $208,259,648; (b) the 5,733,772 shares of Company Common Stock owned by Realty Trust; and (c) a membership interest in the wholly-owned subsidiary of Realty Trust acquiring the Property. Under the terms of the Agreement, the Company has the right to market the Property for a period of ninety days pursuant to which other bidders may submit competing offers to purchase the Property. Accordingly, there is no certainty that the Sale will be consummated. If the Sale is consummated, Realty Trust will no longer own and the other Reporting Persons will cease to own any shares of Company Common Stock. A copy of the Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

          The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement, which are incorporated herein by reference.

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 64 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     August 27, 2001     APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
                              By:  Apollo Real Estate Advisors II, L.P.,
                                   its General Partner

                              By: Apollo Real Estate Capital Advisors II, Inc., its General Partner

                                   By: /S/ MICHAEL D. WEINER
                                       ------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President

                              APOLLO REAL ESTATE ADVISORS II, L.P.
                              By: Apollo Real Estate Capital Advisors II, Inc., its General Partner

                                   By: /S/ MICHAEL D. WEINER
                                       ----------------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President

                              AREIF II REALTY TRUST, INC.

                                   By: /S/ MICHAEL D. WEINER
                                       ----------------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President

                                                              Page 8 of 64 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

1.        Purchase and Sale Agreement, dated as of August 23, 2001, by and between  Koger  Equity,  Inc. and AREIF II Realty Trust,
          Inc..........................................................     9